UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

ETHOS ENVIRONMENTAL, INC.
(Name of Issuer)

Common Stock
($.0001 par value)
(Title of Class of Securities)

29765X 10 1
(CUSIP Number)

Luis Carrillo
Carrillo Huettel, LLP
3033 Fifth Ave. Suite 201
San Diego, CA 92103
619-399-3090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29765X 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Core Capital IV Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) o

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,280,630

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,280,630

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,280,630

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.52%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Ethos Environmental, Inc., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at 6800 Gateway Park, San Diego, CA 92154.

Item 2.	Identity and Background

 (a)-(c), (f).  This statement is being filed by Core Capital IV Trust, (the “Reporting Persons”).

Core Capital IV Trust, is an irrevocable trust established under the laws of the State of California in 1999, with its business address located at 11812 San Vicente Blvd. #200, Los Angeles, CA 90049. The Reporting Person received the shares covered by this report via gift from GreenBridge Capital Partners IV, LLC (“GBCP”). Mr. Corey Schlossmann is the Issuer’s CEO, as well as the managing partner of GBCP. GBCP initially received the gifted shares as part of its initial equity investment in the Issuer in August 2007 as well as receiving shares since such time as compensation for services rendered by Mr. Schlossmann.

(d) and (e).  During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations  or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Persons were or are the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration N/A

The Reporting Person received the shares covered by this report via gift from GreenBridge Capital Partners IV, LLC (“GBCP”). Mr. Corey Schlossmann is the Issuer’s CEO, as well as the managing partner of GBCP. GBCP initially received the gifted shares as part of its initial equity investment in the Issuer in August 2007 as well as receiving shares since such time as compensation for services rendered.

Item 4.	Purpose of Transaction N/A

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer.  The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of their shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially own 4,280,630 shares of common stock of the Issuer, which represents 8.25% of the issued and outstanding shares of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(b) The Reporting Person has the sole power to vote or dispose of 4,280,630 shares of common stock of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(c) Other than the acquisition of the shares reported herein, the Reporting Persons have effected no transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Please see Item 3 – Source and Amount of Funds or Other Consideration.

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/14/09
Date

/s/ Matthew Fishburn
Signature

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